Exhibit 1

NXP ANNOUNCES THE PRICING TERMS

OF CASH TENDER OFFER FOR ANY

AND ALL 4.125% SENIOR NOTES DUE 2020

EINDHOVEN, The Netherlands, June 17, 2019 – NXP Semiconductors N.V. (NASDAQ:NXPI) (together with its subsidiaries, “NXP”) announced today the pricing terms of the previously announced cash tender offer (the “Tender Offer”) commenced by its subsidiaries, NXP B.V. and NXP Funding LLC (together, the “Issuers”) for any and all of their outstanding 4.125% Senior Notes due 2020 (the “2020 Notes”).

The consideration (the “Tender Offer Consideration”) for each $1,000 principal amount of the 2020 Notes validly tendered and accepted for purchase pursuant to the Tender Offer was determined in the manner described in the Offer to Purchase dated June 11, 2019 (the “Offer to Purchase”) by reference to the fixed spread for the 2020 Notes specified below plus the yield based on the bid-side price of the U.S. Treasury Reference Security specified below as of 2:00 p.m., New York City time today, the date on which the Tender Offer is currently scheduled to expire.

Title of Security	CUSIP / ISIN Nos	Principal Amount Outstanding	U.S. Treasury Reference Security	Bloomberg Reference Page	Reference Yield	Fixed Spread	Tender Offer Consideration(1)
4.125% Senior Notes due 2020	144A: 62947QAS7 / US62947QAS 75 Reg S: N65965AS9 / USN65965AS 93	$600,000,000	1.500% UST due June 15, 2020	FIT3	2.052%	+50 bps	$1,015.30

(1)	Per $1,000 principal amount.

In addition to the Tender Offer Consideration, holders of the 2020 Notes (“Holders”) will receive accrued and unpaid interest on the 2020 Notes validly tendered and accepted for purchase from the June 15, 2019 interest payment date up to, but not including, the settlement date, which is currently expected to be June 18, 2019 (such date, as it may be extended, the “Settlement Date”). Notes tendered by notice of guaranteed delivery and accepted for purchase are expected to be purchased on the second business day after the Settlement Date, but payment of accrued interest on such 2020 Notes will only be made to, but not including, the Settlement Date.

The Tender Offer will expire today at 5:00 p.m., New York City time, unless extended or earlier terminated as described in the Offer to Purchase (such time and date, as they may be extended, the “Expiration Time”). Holders must validly tender their 2020 Notes at or prior to the Expiration Time (including by notice of guaranteed delivery) and not validly withdraw their 2020 Notes to be eligible to receive the Tender Offer Consideration and accrued and unpaid interest as described above.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”).

Holders who validly tender their 2020 Notes may validly withdraw their tendered 2020 Notes at any time prior to the earlier of (i) the Expiration Time and (ii) if the Tender Offer is extended, the 10th business day after commencement of the Tender Offer. Notes may also be validly withdrawn at any time after the 60th business day after commencement of the Tender Offer if for any reason the Tender Offer has not been consummated by that date.

The Tender Offer is subject to the satisfaction or waiver of certain conditions, including the successful completion by the Issuers and NXP USA, Inc. (together with the Issuers, the “Offering Issuers”) of an offering (the “Offering”) of new senior notes on terms satisfactory to the Offering Issuers in their sole discretion, generating net proceeds in an amount that is sufficient to effect (i) the repurchase of the 2020 Notes validly tendered and accepted for purchase pursuant to the Tender Offer and the redemption, in accordance with the terms of the indenture governing the 2020 Notes, of all 2020 Notes remaining outstanding after the Tender Offer, if applicable, including the payment of any premiums, accrued interest and costs and expenses incurred in connection with the foregoing and (ii) the refinancing of the $1,150 million aggregate principal amount of dollar denominated Cash Convertible Notes due 2019 issued by NXP Semiconductors N.V. on December 1, 2014 upon their maturity on December 1, 2019. If any 2020 Notes remain outstanding after the consummation of the Tender Offer, the Issuers expect (but are not obligated) to redeem such 2020 Notes in accordance with the terms and conditions set forth in the related indenture. The Offering is not conditioned on the completion of the Tender Offer.

Holders are urged to read the Offer Documents carefully before making any decision with respect to the Tender Offer. The Company has engaged BofA Merrill Lynch, Citigroup and Goldman Sachs & Co. LLC to act as dealer managers (collectively, the “Dealer Managers”) in connection with the Tender Offer, and has appointed D.F. King & Co., Inc. (“DF King”) to serve as the tender agent and information agent for the Tender Offer. Copies of the Offer Documents are available via the Tender Offer website at www.dfking.com/nxpi or by contacting DF King in New York via email at nxpi@dfking.com or via telephone at (212) 269-5550 (banks and brokers) or (800) 488-8095 (all others). Questions regarding the terms of the Tender Offer should be directed to BofA Merrill Lynch at (980) 387-3907 (collect) or (888) 292-0070 (toll-free), Citigroup at (212) 723-6106 (collect) or (800) 558-3745 (toll-free) or Goldman Sachs & Co. LLC at (212) 902-6351 (collect) or (800) 828-3182 (toll-free).

None of the Issuers, their boards of directors or managers, as applicable, the Dealer Managers, DF King or the trustee for the 2020 Notes, or any of their respective affiliates, is making any recommendation as to whether Holders should tender any 2020 Notes in response to the Tender Offer. Holders must make their own decision as to whether to tender any of their 2020 Notes and, if so, the principal amount of 2020 Notes to tender.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any of the 2020 Notes, or an offer to sell or a solicitation of an offer to purchase the new notes pursuant to the Offering nor is it a solicitation for acceptance of the Tender Offer, nor shall it constitute a notice of redemption under the indenture governing the 2020 Notes. The Issuers are making the Tender Offer only by, and pursuant to the terms of, the Offer Documents. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ:NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has over 30,000 employees in more than 30 countries and posted revenue of $9.41 billion in 2018.

Forward-Looking Statements

This document includes forward-looking statements which include statements relating to the Offering, the Tender Offer, the redemption of 2020 Notes not tendered in the Tender Offer, if any, and the refinancing of the Cash Convertible Notes. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: the risk that the Tender Offer, the Offering, the redemption of the 2020 Notes, if any, and the refinancing of the Cash Convertible Notes may not be completed on the proposed terms, or at all. The following risks, among others, could affect our business and financial performance: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners, and any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to achieve targeted efficiencies and cost savings; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. Readers are cautioned not to place undue reliance on forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements in the future. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s filings with the Securities and Exchange Commission. Copies of NXP’s filings with the Securities and Exchange Commission are available on NXP’s Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov. The information included on NXP’s website is not incorporated into this press release.

For further information, please contact:

Investors	Media
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398